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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)
                           _______________________


                       Albany International Corporation
                              ____________________

                               (Name of Issuer)


                                 Common Stock
                              ____________________

                       (Title of Class of Securities)

                                 012348108
                                 ____________

                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5

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CUSIP No. 012348108                13G                    Page 2 of 5

1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Reporting Person:

    MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805


2)  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)[  ]
     (b)[  ]


3)  SEC Use Only


4)  Citizenship or Place of Organization:

                      Wisconsin


Number of Shares      5)  Sole Voting Power:          420,384
Beneficially Owned
by Each Reporting
Person With:          6)  Shared Voting Power:        825,728

                      7)  Sole Dispositive Power       18,760

                      8)  Shared Dispositive Power:  1,227,352

9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                       1,246,112


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
                        N/A


11)  Percent of Class Represented by Amount in Row 9:
                        4.97%


12)  Type of Reporting Person (See Instructions):
                          HC


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CUSIP No. 012348108                13G                    Page 3 of 5

Item 1(a).Name of Issuer:

                           Albany International Corporation


Item 1(b).Address of Issuer's Principal Executive Offices:

                            P.O. Box 1907, Albany New York  12201


Item 2(a).Name of Person Filing:

                            Marshall & Ilsley Corporation


Item 2(b).Address or Principal Business Office or, if none, Residence:

                            770 North Water Street, Milwaukee, Wisconsin


Item 2(c).Citizenship:

                             Wisconsin Corporation


Item 2(d).Title of Class of Securities:

                             New Class A Common Stock


Item 2(e).CUSIP Number:
                             012348108


Item 3.  If this statement is filed pursuant to rules 13d-1 (b) (1), or 13d-2
(b), check whether the person filing is a:
        (a)  [  ]Broker or dealer registered under Section 15 of the Act
        (b)  [  ]Bank as defined in Section 3 (a) (6) of the Act
        (c)  [  ]Insurance Company as defined in Section 3 (a) (19) of the Act
        (d) [ ]Investment Company registered under Section 8 of the Investment Company Act
        (e) [ ]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
        (f) [ ]Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund: see Sec. 240.13d-1(b) (1) (ii) (F)
        (g)  [XX]Parent Holding Company, in accordance with Sec. 240.13d-1
               (b)(1)(ii)(G) (Note:  See Item 7)
        (h)  [  ]Group, in accordance with Sec. 240.13d-1 (b) (1) (h) (H)

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CUSIP No. 012348108                13G                    Page 4 of 5

Item 4.  Ownership.
     (a)  Amount Beneficially Owned:
                             1,246,112

     (b)  Percent of Class:
                              4.97%

     (c)  Number of shares as to which such person has:
       (i)  Sole power to vote or to direct the vote
                              420,384
       (ii)  Shared power to vote or to direct the vote
                              825,728
       (iii)  Sole power to dispose or to direct the disposition of
                              18,760
       (iv)  Shared power to dispose or to direct the disposition of
                               1,227,352

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

In response to Item 6, bank trust beneficiaries and customers are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the subject securities. No such person is known to possess such in interest relating to more than 5% of the class of subject securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

Marshall & Ilsley Trust Company
a Wisconsin banking corporation
Tax Identification No. 39-1186267

M&I Marshall & Ilsley Trust Company of Arizona an Arizona trust company
Tax Identification No.  86-0320597

Item 8.  Identification and Classification of Members of the Group.

Not applicable


Item 9.  Notice of Dissolution of Group.

Not applicable

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CUSIP No. 012348108                13G                    Page 5 of 5

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

Signature: /s/ M.A. Hatfield

Name/Title:  M. A. Hatfield, Senior Vice President & Secretary

(13G-ALBANY)